Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-193210

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 20, 2014

Prospectus Supplement

(To Prospectus dated January 6, 2014)

15,000,000 Shares

PBF Energy Inc.

Class A Common Stock

All of the shares of Class A common stock in this offering are being sold by the selling stockholders identified in this prospectus supplement.

Our Class A common stock is listed on The New York Stock Exchange under the symbol “PBF”. The last reported sale price of our Class A common stock on The New York Stock Exchange on March 18, 2014 was $27.18 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-7. You should also consider the risk factors described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

The underwriter has agreed to purchase shares of our Class A common stock from the selling stockholders at a price of $                     per share, which will result in approximately $         million of proceeds to the selling stockholders. The underwriter may offer shares of our Class A common stock in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. See “Underwriting.”

The selling stockholders will receive all of the net proceeds from this offering and will bear all discounts and commissions, if any, attributable to the sales of shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders, but we have agreed to bear certain expenses related to the offering. See the section of this prospectus supplement entitled “Use of Proceeds” and “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares on or about March     , 2014.

Citigroup

Prospectus Supplement

Prospectus

Neither we, the selling stockholders, nor the underwriter (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriter (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the selling stockholders nor the underwriter have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not and the underwriter (or any of their respective affiliates) are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus supplement or the accompanying prospectus is only accurate as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

For investors outside the United States: we have not and the underwriter has not done anything that would permit this offering or possession or distribution of this prospectus supplement and the accompanying prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States.

Unless otherwise indicated or the context otherwise requires, all financial data presented or incorporated by reference in this prospectus supplement and the accompanying prospectus reflects the consolidated business and operations of PBF Energy Inc. and its consolidated subsidiaries, and has been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates the information contained or incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with any documents incorporated by reference herein and therein and the additional information described below under the heading “Where You Can Find More Information; Incorporation of Certain Documents by Reference” in their entirety before making an investment decision. To the extent there is a variation between information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement, or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement, will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

INDUSTRY AND MARKET DATA

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third party forecasts and management’s good faith estimates and assumptions about our markets and our internal research. Although industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, we have not independently verified such third party information. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contains certain information regarding refinery complexity as measured by the Nelson Complexity Index, which is calculated on an annual basis by data from the Oil and Gas Journal. Certain data presented in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is from the Oil and Gas Journal Report dated December 3, 2012.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein. You should read this entire prospectus supplement, the accompanying prospectus and the other documents incorporated herein and therein by reference before making an investment decision. See the sections entitled “Risk Factors” and “Where You Can Find More Information; Incorporation of Certain Document by Reference.”

Unless the context otherwise requires, references to the “Company,” “we,” “our,” “us” or “PBF” refer to PBF Energy Inc., or PBF Energy, and, in each case, unless the context otherwise requires, its consolidated subsidiaries, including PBF Energy Company LLC, or PBF LLC, PBF Holding Company LLC, or PBF Holding, PBF Investments LLC, or PBF Investments, Toledo Refining Company LLC, or Toledo Refining, Paulsboro Refining Company LLC, or Paulsboro Refining, and Delaware City Refining Company LLC, or Delaware City Refining and PBF Logistics L.P.

Our Company

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast and Midwest of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate three domestic oil refineries and related assets, which we acquired in 2010 and 2011.

We are a Delaware corporation incorporated on November 7, 2011 with our principal executive offices located at One Sylvan Way, Second Floor, Parsippany, NJ 07054 and our telephone number is (973) 455-7500. Our website address is http://www.pbfenergy.com. The information contained on our website or that is or becomes accessible through our website neither constitutes part of this prospectus supplement nor is incorporated by reference into this prospectus supplement.

Our Corporate History and Structure

We are a holding company and our primary asset is an equity interest in PBF LLC. We are the sole managing member of PBF LLC and operate and control all of the business and affairs and consolidate the financial results of PBF LLC and its subsidiaries. PBF LLC is a holding company for the companies that directly or indirectly own and operate our business.

On January 6, 2014, we completed a public offering of 15,000,000 shares of our Class A common stock at a price of $28.00 per share, less underwriting discounts and commissions, in a secondary public offering (the “January 2014 secondary offering”). All of the shares were sold by funds affiliated with The Blackstone Group L.P., or Blackstone, and First Reserve Management, L.P., or First Reserve. In connection with the January 2014 secondary offering, Blackstone and First Reserve on their own behalf and, as described below, for the benefit of the holders of PBF LLC Series B Units, exchanged 15,000,000 PBF LLC Series A Units for an equivalent number of shares of our Class A common stock, which increased PBF Energy’s interest in PBF LLC to approximately 56.4%. The holders of PBF LLC Series B Units, which include certain executive officers of PBF Energy, received a portion of the proceeds of the sale of the PBF Energy Class A common stock by Blackstone and First Reserve on account of such holders’ ownership of such PBF LLC Series B Units.

As of March 18, 2014, funds affiliated with Blackstone and First Reserve, and our executive officers and directors and certain employees held 42,214,051 PBF LLC Series A Units (we refer to all of the holders of the PBF LLC Series A Units as “the members of PBF LLC other than PBF Energy”) and we owned 54,669,515 PBF

LLC Series C Units. The members of PBF LLC other than PBF Energy through their holdings of Class B common stock have approximately 43.6% of the voting power in us, and the holders of our issued and outstanding shares of our Class A common stock have approximately 56.4% of the voting power in us.

In March 2014, we received an exchange notice from First Reserve requesting that, in connection with this offering, we exchange an aggregate of 15,000,000 PBF LLC Series A Units held by them for an equivalent number of shares of our Class A common stock pursuant to the terms of the exchange agreement described under “Certain Relationships and Related Transactions—IPO Related Agreements—  Exchange Agreement” in our 2013 Proxy Statement. We will consummate the exchange immediately prior to this offering and issue an equivalent number of shares of our Class A common stock, all of which shares are being offered by the selling stockholders pursuant to this prospectus supplement. The units we acquire from First Reserve will be reclassified as PBF LLC Series C Units in connection with the exchange, and as a result of the exchange, our economic interest in PBF LLC will increase. See “Selling Stockholders” in this prospectus supplement and “Certain Relationships and Related Transactions—IPO Related Agreements” and “—PBF LLC Series B Units ” in our 2013 Proxy Statement.

As described in our pro forma financial statements, the tax receivable agreement liability is estimated to increase from $287.3 million to $552.4 million (an increase of $265.1 million) as a result of the January 2014 secondary offering and this offering and the corresponding tax benefits expected to be generated in future years from this transaction. See “Unaudited Pro Forma Consolidated Financial Statements.”

The diagram below depicts our ownership and organizational structure after giving effect to the exchange by the selling stockholders and this offering:

See “Certain Relationships and Related Transactions—Our Initial Public Offering” and “—IPO Related Agreements” in our 2013 Proxy Statement for further information.

The Offering

Class A common stock to be offered by the selling stockholders	15,000,000 shares.

Class A common stock outstanding immediately after this offering	69,669,515 shares of Class A common stock.

Ownership of PBF LLC Units immediately after this offering	27,214,051 PBF LLC Series A Units held by the members of PBF LLC other than PBF Energy and 69,669,515 PBF LLC Series C Units held by PBF Energy. See “—Exchange rights” below.

Exchange rights	The members of PBF LLC other than PBF Energy have the right pursuant to an exchange agreement to cause PBF LLC to exchange their PBF LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustment for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by Blackstone and First Reserve upon the sale of the shares of our Class A common stock received by them upon such exchange.

In March 2014, we received an exchange notice from First Reserve requesting that, in connection with this offering, we exchange an aggregate of 15,000,000 PBF LLC Series A Units held by them for an equivalent number of shares of our Class A common stock pursuant to the terms of the exchange agreement described under “Certain Relationships and Related Transactions—IPO Related Agreements—Exchange Agreement” in our 2013 Proxy Statement. All such shares are being offered pursuant to this prospectus supplement. See “Selling Stockholders.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

The holders of PBF LLC Series A Units hold all of the shares of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of PBF Energy that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As the holders exchange their PBF LLC Series A Units for shares of our Class A common stock pursuant to the exchange agreement, the voting power afforded to their shares of Class B common stock will be automatically and correspondingly reduced.

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Immediately following this offering, our public stockholders will have 71.9% of the voting power in PBF Energy, and the members of PBF LLC other than PBF Energy by virtue of their shares of Class B common stock will have the remaining voting power in PBF Energy. As a result, Blackstone and First Reserve and the other members of PBF LLC will continue to be able to significantly influence our decisions. See “Description of Capital Stock” in the accompanying prospectus.

Use of proceeds	We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds (subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by the selling stockholders upon the sale of their shares in this offering) and bear all discounts and commissions, if any, from the sales of our Class A common stock offered by them pursuant to this prospectus supplement. See “Use of Proceeds” and “Selling Stockholders” in this prospectus supplement and “Certain Relationships and Related Transactions—IPO Related Agreements—Summary of PBF LLC Series B Units” in our 2013 Proxy Statement.

Dividend policy	We currently intend to pay quarterly cash dividends of approximately $0.30 per share on our Class A common stock. The declaration, timing and amount of any such dividends will be at the sole discretion of our board of directors and will depend on a variety of factors, including general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our tax receivable agreement and our subsidiaries’ outstanding debt documents, and such other factors as our board of directors may deem relevant.

Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from PBF LLC. See “Price Range of Common Stock and Dividend Policy.”

NYSE symbol	“PBF”

Unless we specifically state otherwise, all information in this prospectus supplement;

•	reflects (a) 54,669,515 shares of our Class A common stock and (b) 42,214,051 PBF LLC Series A Units outstanding as of March 18, 2014;

•	assumes the exchange by the selling stockholders of 15,000,000 PBF LLC Series A Units for an equivalent number of shares of our Class A common stock;

•	does not reflect an additional 27,214,051 shares of Class A common stock issuable upon exchange of PBF LLC Series A Units outstanding immediately following this offering; and

•	excludes (a) 893,632 PBF LLC Series A Units issuable upon exercise of outstanding options and warrants, at a weighted average exercise price of $10.49 per unit, of which 741,966 are currently vested and exercisable, (b) 1,945,000 shares of Class A common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $26.26 per share, 186,875 of which are currently vested or exercisable, and (c) an additional 2,990,566 shares of Class A common stock currently authorized and reserved for issuance for future awards under our 2012 equity incentive plan.

RISK FACTORS

An investment in our Class A common stock involves a number of risks. Please see the risk factors described below and under the heading “Risk Factors” in our 2013 Form 10-K and Form 10-Qs filed with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully consider, in addition to the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein and therein, these risks before investing in our Class A common stock. These risks could materially affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus supplement and the information incorporated by reference herein, that past experience is no indication of future performance. You should read the section titled “Forward-Looking Statements” for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus supplement.

Risks Related to Our Organizational Structure and Our Class A Common Stock

Our only material asset is our interest in PBF LLC. Accordingly, we depend upon distributions from PBF LLC and its subsidiaries to pay our taxes, meet our other obligations and/or pay dividends in the future.

We are a holding company and all of our operations are conducted through subsidiaries of PBF Holding. We have no independent means of generating revenue and no material assets other than our ownership interest in PBF LLC. Therefore, we depend on the earnings and cash flow of our subsidiaries to meet our obligations, including our indebtedness, tax liabilities and obligations to make payments under our tax receivable agreement. If we or PBF LLC do not receive such cash distributions, dividends or other payments from our subsidiaries, we and PBF LLC may be unable to meet our obligations and/or pay dividends.

We intend to cause PBF LLC to make distributions to its members in an amount sufficient to enable us to cover all applicable taxes at assumed tax rates, make payments owed by us under the tax receivable agreement, and to pay other obligations and dividends, if any, declared by us. To the extent we need funds and PBF LLC or any of its subsidiaries is restricted from making such distributions under applicable law or regulation or under the terms of our financing or other contractual arrangements, or is otherwise unable to provide such funds, such restrictions could materially adversely affect our liquidity and financial condition.

Our ABL Revolving Credit Facility, 8.25% Senior Secured Notes due 2020 issued by PBF Holding in February 2012, or Senior Secured Notes, and certain of our other outstanding debt arrangements include a restricted payment covenant, which restricts the ability of PBF Holding to make distributions to us, and we anticipate our future debt will contain a similar restriction. In addition, there may be restrictions on payments by our subsidiaries under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. For example, PBF Holding is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets. As a result, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

Blackstone and First Reserve through their ownership of units of PBF LLC have substantial influence or control over us, and their interests may differ from those of our public stockholders.

After this offering, Blackstone and First Reserve collectively will possess in the aggregate approximately 22.5% of the combined voting power of our common stock. As a result, Blackstone and First Reserve will have the ability to significantly influence or control the management and affairs of our company and potentially determine the outcome of matters submitted to our stockholders for approval, including the election and removal of our directors, the appointment of management, future issuances of securities, the incurrence of debt by us, amendments to our organizational documents, making acquisitions and significant investments and capital expenditures and the entering into of extraordinary transactions. Blackstone’s and First Reserve’s interests may not in all cases be aligned with our Class A common stockholders’ interests.

For example, Blackstone and First Reserve may have different tax positions which could influence their positions, including regarding whether and when we dispose of assets and whether and when we incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement described below. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to our Class A common stockholders or us. See “Item 13. Certain Relationships and Related Transactions, and Director Independence” in our 2013 Proxy Statement.

Blackstone and First Reserve may have an interest in pursuing or not pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such decisions might involve risks to our Class A common stockholders. For example, they could influence us to make acquisitions, investments and capital expenditures that increase our indebtedness, or to sell revenue-generating assets or to not make such acquisitions, investments or capital expenditures. Pursuant to the stockholders’ agreement we are party to with Blackstone and First Reserve, Blackstone and First Reserve each have the ability to nominate two of our directors so long as it owns between 15% and 25% of our voting stock, and one director so long as it owns between 7.5% and 15% of our voting stock. See “Item 13. Certain Relationships and Related Transactions, and Director Independence” in our 2013 Proxy. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company. Lastly, Blackstone and First Reserve are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by Blackstone or First Reserve. They may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Although we are no longer a “controlled company” within the meaning of the NYSE rules, we may rely on exemptions from certain corporate governance requirements during a one-year transition period.

Following our January 2014 secondary offering, Blackstone and First Reserve no longer control a majority of the combined voting power of all classes of our voting stock. As a result, we no longer are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a majority of our directors must be independent within one year of the date we no longer qualify as a “controlled company.” The NYSE rules also require that we have at least one independent director on each of the compensation and nominating and corporate governance committees prior to the date we no longer qualify as a “controlled company,” at least a majority of independent members within 90 days of such date and that the compensation and nominating and corporate governance committees be composed entirely of independent directors within one year of such date. We might utilize certain of these exemptions during these transition periods. Accordingly, until January 2015, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Item 13. Certain Relationships and Related Transactions and Director Independence” in our 2013 Proxy Statement.

We will be required to pay the holders of PBF LLC Series A Units and PBF LLC Series B Units for certain tax benefits we may claim arising in connection with our prior offerings, this offering and future exchanges of PBF LLC Series A Units for shares of our Class A Common Stock and related transactions, and the amounts we may pay could be significant.

We are party to a tax receivable agreement that provides for the payment from time to time by PBF Energy to the holders of PBF LLC Series A Units and PBF LLC Series B Units of 85% of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) the increases in tax basis resulting from its acquisitions of PBF LLC

Series A Units, including such acquisitions in connection with our prior offerings, this offering or in the future and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Item 13. Certain Relationships and Related Transactions, and Director Independence” in our 2013 Proxy Statement.

We expect that the payments that we may make under the tax receivable agreement will be substantial. As of December 31, 2013, we have recognized a liability for the tax receivable agreement of $287.3 million reflecting our estimate of the undiscounted amounts that we expect to pay under the agreement due to exchanges that occurred prior to that date, and to range over the next five years from approximately $12.5 million to $34.6 million per year and decline thereafter. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that additional future payments under the tax receivable agreement relating to the exchanges in connection with the January 2014 secondary offering and this offering to aggregate $265.1 million and to range over the next five years up to an additional $13.8 million per year and decline thereafter. Future payments by us in respect of subsequent exchanges of PBF LLC Series A Units would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates based on assumptions that are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of PBF Energy’s Class A common stock as contemplated by the tax receivable agreement, the price of PBF Energy’s Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of PBF Energy’s income. For example, with respect to the amount and timing of PBF Energy’s income, if 50% or more of the capital and profits interests in PBF LLC are transferred in a taxable sale or exchange within a period of 12 consecutive months, PBF LLC will undergo, for federal income tax purposes, a “technical termination” that could affect the amount of PBF LLC’s taxable income in any year and the allocation of taxable income among the members of PBF LLC, including PBF Energy. The actual payments under the tax receivable agreement could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and/or (ii) distributions to PBF Energy by PBF LLC are not sufficient to permit PBF Energy, after it has paid its taxes and other obligations, to make payments under the tax receivable agreement. The payments under the tax receivable agreement are not conditioned upon any recipient’s continued ownership of us.

In certain cases, payments by us under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. These provisions may deter a change in control of PBF Energy.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement, PBF Energy’s (or its successor’s) obligations with respect to exchanged or acquired PBF LLC Series A Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including (i) that PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (ii) that the subsidiaries of PBF LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Moreover, in each of these instances, we would be required to make an immediate payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits (based on the foregoing assumptions). Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. Assuming that the market value of a share of our Class A common stock equals $27.18 per share (the closing price on March 18, 2014) and that LIBOR were to be 1.85%, we estimate that, as of December 31, 2013 and after giving pro forma effect for this offering, the aggregate amount of these accelerated payments would have been approximately $670.0 million if triggered immediately on such date. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. We may not be able to finance our obligations under the tax receivable agreement and our existing indebtedness may limit our subsidiaries’ ability to make distributions to us to pay these obligations. These provisions may deter a potential sale of our Company to a third party and may otherwise make it less likely that a third party would enter into a change of control transaction with us.

Moreover, payments under the tax receivable agreement will be based on the tax reporting positions that we determine in accordance with the tax receivable agreement. We will not be reimbursed for any payments previously made under the tax receivable agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that we actually realize in respect of (i) the increases in tax basis resulting from our purchases or exchanges of PBF LLC Series A Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

The requirements of being a public company may strain our resources and distract our management.

As a public company, we are subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and other public company expenses.

We cannot assure you that we will continue to declare dividends or have the available cash to make dividend payments.

Although we currently intend to continue to pay quarterly cash dividends on our Class A common stock, the declaration, amount and payment of any dividends will be at the sole discretion of our board of directors. We are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends or other distributions (other than the obligations of PBF LLC to make tax distributions to its members). Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, including acquisitions, tax, legal, regulatory and contractual restrictions and implications, including under our outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. Because PBF Energy is a holding company with no material assets (other than the equity interests of its direct subsidiary), its cash flow and ability to pay dividends is dependent upon the financial results and cash flows of its indirect subsidiary PBF Holding and its operating subsidiaries and the distribution or other payment of cash to it in the form of dividends or otherwise. The direct and indirect subsidiaries of PBF Energy are separate and distinct legal entities and have no obligation to make any funds available to it. As a result, if we do not declare or pay dividends you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it.

Anti-takeover and certain other provisions in our certificate of incorporation and bylaws and Delaware law may discourage or delay a change in control.

Our certificate of incorporation and bylaws contain provisions which could make it more difficult for stockholders to effect certain corporate actions. Among other things, these provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval;

•	prohibit stockholder action by written consent now that Blackstone and First Reserve collectively cease to beneficially own at least a majority of all of the outstanding shares of our capital stock entitled to vote;

•	restrict certain business combinations with stockholders who obtain beneficial ownership of a certain percentage of our outstanding common stock after the date Blackstone and First Reserve and their affiliates collectively cease to beneficially own at least 5% of all of the outstanding shares of our capital stock entitled to vote;

•	provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, and establish advance notice procedures for the nomination of candidates for election as directors or for proposing matters that can be acted upon at stockholder meetings; and

•	provide now that Blackstone and First Reserve collectively cease to beneficially own a majority of all of the outstanding shares of our capital stock entitled to vote, our stockholders may only amend our bylaws with the approval of 75% or more of all of the outstanding shares of our capital stock entitled to vote.

These anti-takeover provisions and other provisions of Delaware law may have the effect of delaying or deterring a change of control of our company. Certain provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock. See “Description of Capital Stock” in the accompanying prospectus.

In addition, in connection with our initial public offering, we entered into a stockholders’ agreement with Blackstone and First Reserve pursuant to which they are each entitled to nominate a number of directors so long as certain ownership thresholds are maintained. See “Certain Relationships and Related Transactions—IPO Related Agreements—Stockholders’ Agreement” in our 2013 Proxy Statement.

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations due to a number of factors including:

•	variations in actual or anticipated operating results or dividends, if any, to stockholders;

•	changes in, or failure to meet, earnings estimates of securities analysts;

•	market conditions in the oil refining industry;

•	the impact of disruptions to crude or feedstock supply to any of our refineries, including disruptions due to problems with third party logistics infrastructure;

•	litigation and government investigations;

•	the timing and announcement of any potential acquisitions and subsequent impact of any future acquisitions on our capital structure, financial condition or results of operations;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business or industry, including any lifting by the federal government of the restrictions on exporting U.S. crude oil;

•	general economic and stock market conditions; and

•	the availability for sale, or sales, of a significant number of shares of our Class A common stock in the public market.

In addition, the stock markets generally may experience significant volatility, often unrelated to the operating performance of the individual companies whose securities are publicly traded. These and other factors may cause the market price of our Class A common stock to decrease significantly, which in turn would adversely affect the value of your investment.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

Future sales of our shares of Class A common stock could cause our stock price to decline.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, including sales related to financing acquisitions, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate. In addition, any shares of Class A common stock that we issue, including under any equity incentive plans, would dilute the percentage ownership of the holders of our Class A common stock.

The shares of Class A common stock offered by the selling stockholders under this prospectus supplement, as well as the 54,517,686 shares sold in our prior public offerings and the shares issuable under our 2012 equity incentive plan, will be freely tradable without restriction in the United States, unless purchased or held by one of our affiliates. We are also party to a registration rights agreement with the other members of PBF LLC pursuant to which we continue to be required to register under the Securities Act and applicable state securities laws the resale of the shares of Class A common stock issuable to them upon exchange of all of the PBF LLC Series A Units held by them. We currently have an effective shelf registration statement covering the resale of up to 6,310,055 shares of our Class A common stock issued or issuable to certain holders of PBF LLC Series A Units (other than Blackstone and First Reserve), which shares may be sold from time to time in the public markets, subject to the lock-up agreements described below. Our shares also may be sold under Rule 144 under the Securities Act depending on the holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

In connection with this offering, we, certain of our executive officers and directors and Blackstone and First Reserve have agreed with the underwriter, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, during the period ending 30 days after the date of this prospectus supplement, except with the prior written consent of Citigroup Global Markets Inc. See “Underwriting.” The underwriter may, in its sole discretion and without notice, waive or release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Subject to the terms of the lock-up agreements, we also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders. As restrictions on resale end or if we register additional shares, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein contain “forward-looking statements” that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make in this prospectus supplement, the accompanying prospectus or the documents incorporated herein or therein by reference relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends and the information referred to under “Capitalization” and “Unaudited Pro Forma Consolidated Financial Statements” in this prospectus supplement and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2013 Form 10-K and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Qs are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed under “Risk Factors” in this prospectus supplement and under the heading “Risk Factors” in our 2013 Form 10-K and Form 10-Qs filed with the SEC under the Exchange Act and elsewhere in this prospectus supplement, the accompanying prospectus and documents incorporated by reference herein and therein, including in conjunction with the forward-looking statements included in this prospectus supplement. All such forward-looking statements and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	supply, demand, prices and other market conditions for our products;

•	the effects of competition in our markets;

•	changes in currency exchange rates, interest rates and capital costs;

•	adverse developments in our relationship with both our key employees and unionized employees;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) and generate earnings and cash flow;

•	our substantial indebtedness;

•	our supply and inventory intermediation arrangements expose us to counterparty credit and performance risk;

•	termination of our inventory intermediation agreements with J. Aron could have a material adverse effect on our liquidity, as we would be required to finance our refined products inventory covered by the agreements. Additionally, we are obligated to repurchase from J. Aron all volumes of products located at the Paulsboro and Delaware City refineries’ storage tanks upon termination of these agreements;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•	payments to the holders of PBF LLC Series A Units and PBF LLC Series B Units under our tax receivable agreement for certain tax benefits we may claim;

•	our assumptions regarding payments arising under the tax receivable agreement and other arrangements relating to our organizational structure are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of our Class A common stock as contemplated by the tax receivable agreement, the price of our Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income;

•	our expectations and timing with respect to our acquisition activity and whether any acquisitions are accretive or dilutive to shareholders;

•	our expectations with respect to our capital improvement projects including the development and expansion of our Delaware City crude unloading facility and status of an air permit to transfer crude to Paulsboro;

•	the impact of disruptions to crude or feedstock supply to any of our refineries, including disruptions due to problems with third party logistics infrastructure or operations, including pipeline and rail transportation;

•	the possibility that we might reduce or not make further dividend payments;

•	the impact of current and future laws, rulings and governmental regulations, including any change by the federal government in the restrictions on exporting U.S. crude oil;

•	adverse impacts from changes in our regulatory environment or actions taken by environmental interest groups;

•	the costs of being a public company, including Sarbanes-Oxley Act compliance;

•	any decisions we make with respect to our energy-related logistical assets that could qualify for an MLP structure, including future opportunities that we may determine present greater potential value to stockholders than the planned MLP initial public offering;

•	the timing and structure of the planned MLP initial public offering may change;

•	unanticipated developments may delay or negatively impact the planned MLP initial public offering;

•	receipt of regulatory approvals and compliance with contractual obligations required in connection with the planned MLP initial public offering;

•	the impact of the planned MLP initial public offering on our relationships with our employees, customers and vendors and our credit rating and cost of funds; and

•	although we are no longer a “controlled company” following the January 2014 secondary offering, Blackstone and First Reserve continue to be able to significantly influence our decisions, and it is possible that their interests will conflict with ours.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements in this prospectus supplement, the accompanying prospectus or the documents incorporated herein or therein by reference speak only as of the date on which they are made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds (subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by the selling stockholders upon the sale of their shares in this offering) from the sales of shares of our Class A common stock offered by them pursuant to this prospectus supplement. We will not receive any proceeds from the sale of these shares of our Class A common stock, but we will bear our costs associated with this registration in accordance with the registration rights agreement. The selling stockholders will bear any underwriting commissions and discounts attributable to their sale of our Class A common stock. See “Certain Relationships and Related Transactions—IPO Related Agreements—PBF LLC Series B Units” in our 2013 Proxy Statement.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock has traded on The New York Stock Exchange under the symbol “PBF” since December 13, 2012. Prior to that date, there was no public market for our Class A common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our Class A common stock, as reported by The New York Stock Exchange, since December 13, 2012, and dividends declared per share of our Class A common stock.

	Price Range		Dividends per share of Class A Common Stock
2014	High	Low
First Quarter through March 18, 2014	$31.66	$23.57	$0.30

2013
First Quarter ended March 31, 2013	$42.50	$29.83	$0.30
Second Quarter ended June 30, 2013	$39.00	$23.54	$0.30
Third Quarter ended September 30, 2013	$26.66	$20.15	$0.30
Fourth Quarter ended December 31, 2013	$31.52	$21.20	$0.30

2012
Fourth Quarter ended December 31, 2012 (December 13, 2012 - December 31, 2012)	$29.05	$26.00	—

The closing sale price of our Class A common stock, as reported by The New York Stock Exchange, on March 18, 2014, was $27.18 per share. As of March 18, 2014, there were 10 holders of record of our Class A common stock.

Dividend Policy

Subject to the following paragraphs, we currently intend to continue to pay quarterly cash dividends of approximately $0.30 per share on our Class A common stock.

The declaration, amount and payment of this and any other future dividends on shares of Class A common stock will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends or other distributions (other than the obligations of PBF LLC to make tax distributions to its members). Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our tax receivable agreement and our subsidiaries’ outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. In addition, we expect that to the extent we declare a dividend for a particular quarter, our cash flow from operations for that quarter will substantially exceed any dividend payment for such period. Because any future declaration or payment of dividends will be at the sole discretion of our board of directors, we do not expect that any such dividend payments will have a material adverse impact on our liquidity or otherwise limit our ability to fund capital expenditures or otherwise pursue our business strategy over the long-term. Although we have the ability to borrow funds and sell assets to pay future dividends (subject to certain limitations in our ABL Revolving Credit Facility and the PBF Holding Senior Secured Notes), we intend to fund any future dividends out of our cash flow from operations and, as a result, we do not expect to incur any indebtedness or to use the proceeds from equity offerings to fund such payments.

We are a holding company and have no material assets other than our ownership interests of PBF LLC. In order for us to pay any dividends, we will need to cause PBF LLC to make distributions to us and the holders of PBF LLC Series A Units, and PBF LLC will need to cause PBF Holding to make distributions to it, in an amount sufficient to cover cash dividends, if any, declared by us. PBF Holding is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets. As a result, PBF LLC may be unable to obtain cash from PBF Holding to satisfy our obligations and make payments to our stockholders, if any. If PBF LLC makes such distributions to us, the holders of PBF LLC Series A Units will also be entitled to receive distributions pro rata in accordance with the number of units held by them and us.

The ability of PBF Holding to pay dividends and make distributions to PBF LLC is, and in the future may be, limited by covenants in our ABL Revolving Credit Facility, the PBF Holding Senior Secured Notes and other debt instruments. Subject to certain exceptions, our ABL Revolving Credit Facility and the indenture governing the PBF Holding Senior Secured Notes prohibit PBF Holding from making distributions to PBF LLC if certain defaults exist. In addition, both the indenture and our ABL Revolving Credit Facility contain additional restrictions limiting PBF Holding’s ability to make distributions to PBF LLC. Subject to certain exceptions, the restricted payment covenant under the indenture restricts PBF Holding from making cash distributions unless its fixed charge coverage ratio, as defined in the indenture, is at least 2.0 to 1.0 after giving pro forma effect to such distributions and such cash distributions do not exceed an amount equal to the aggregate net equity proceeds received by it (either as a result of certain capital contributions or from the sale of certain equity or debt securities) plus 50% of its consolidated net income (or less 100% of consolidated net loss) which is defined to exclude certain non-cash charges, such as impairment charges, plus certain other items. Two important exceptions to the foregoing are (i) a permission to pay up to the greater of $100.0 million and 1% of PBF Holding’s total assets and (ii) a permission to pay an additional $200.0 million subject to compliance with a total debt ratio of 2 to 1. Our ABL Revolving Credit Facility generally restricts PBF Holding’s ability to make cash distributions if (x) the aggregate amount of such distributions exceeds the then existing available amount basket (as defined by the ABL Revolving Credit Facility) and (y) before and after giving effect to any such distribution, (a) it fails to have pro forma excess availability under the facility greater than an amount equal to 17.5% of the lesser of (1) the then existing borrowing base and (2) the then current aggregate revolving commitment amount, which as of December 31, 2013 was $1.61 billion or (b) it fails to maintain on a pro forma basis a fixed charge coverage ratio, as defined by the ABL Revolving Credit Facility, of at least 1.1 to 1.0. As a result, we cannot assure you that PBF Holding will be able to make distributions to PBF LLC in order for PBF LLC to make distributions to us. If that is the case, it is unlikely that we will be able to declare dividends as contemplated herein.

Based upon our operating results for the year ended December 31, 2013, PBF Holding was permitted under its ABL Revolving Credit Facility and indenture to pay distributions to PBF LLC so that PBF LLC could make distributions to its members, including us, in amounts sufficient to enable us to pay a quarterly dividend at the rate specified above. The ability of PBF Holding to comply with the foregoing limitations and restrictions is, to a significant degree, subject to its operating results, which is dependent on a number of factors outside of our control. As a result, we cannot assure you that we will be able to declare dividends as contemplated herein. See “Risk Factors—Risks Related to Our Organizational Structure and Class A Common Stock—We cannot assure you that we will continue to declare dividends or have the available cash to make dividend payments.”

PBF Holding paid $215.8 million in distributions to PBF LLC during the year ended December 31, 2013. PBF LLC used $116.0 million of this amount in total to make four separate non-tax distributions of $0.30 per unit ($1.20 per unit in total) to its members, of which $37.9 million was distributed to PBF Energy and the balance was distributed to PBF LLC’s other members. PBF Energy used this $37.9 million to pay four separate equivalent quarterly cash dividends of $0.30 per share of Class A common stock. PBF LLC used the remaining $99.8 million from PBF Holding’s distribution to make tax distributions to its members, with $20.2 million distributed to PBF Energy, of which $1.1 million was paid by PBF LLC directly to the applicable taxing authorities on behalf of PBF Energy, and $79.6 million to its other members.

In addition, subsequent to December 31, 2013, PBF Holding made aggregate distributions to PBF LLC of $29.1 million. PBF LLC, in turn, distributed $16.4 million to PBF Energy (which was used to pay its previously declared cash dividend of $0.30 per share of Class A common stock on March 14, 2014) and $12.7 million to its other members (an equivalent $0.30 per unit cash distribution).

PBF LLC will continue to make tax distributions to its members in accordance with its amended and restated limited liability company agreement.

Assuming approximately 96,883,566 PBF LLC Series A Units and PBF LLC Series C Units outstanding immediately following the offering, the aggregate annual distributions which are anticipated to be required to be made by PBF Holding to PBF LLC, such that PBF LLC may make an equivalent distribution to its members (including PBF Energy) in order for PBF Energy to pay the anticipated $0.30 per quarter cash dividend on its Class A common stock would be approximately $116.3 million. As of December 31, 2013, PBF Holding had cash and cash equivalents of $77.0 million and approximately $615.9 million of unused borrowing availability under its ABL Revolving Credit Facility to fund its operations, if necessary. We believe our and our subsidiaries’ available cash and cash equivalents, other sources of liquidity to operate our business and operating performance provides us with a reasonable basis for our assessment that we can support our intended dividend policy.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements are presented to show how we might have looked if the June 2013 and January 2014 secondary offerings and the consummation of this offering had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to our historical consolidated financial statements, included elsewhere in this prospectus supplement.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 have been derived by starting with our audited financial data and giving pro forma effect to the June 2013 secondary offering, the January 2014 secondary offering and this offering as if it had occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as of December 31, 2013 gives effect to aggregate distributions of $29.1 million made subsequent to December 31, 2013 by PBF Holding to PBF LLC, which in turn distributed $16.4 million to PBF Energy (which was used to pay its previously declared cash dividend of $0.30 per share of Class A common stock) and $12.7 million to its other members (an equivalent $0.30 per unit cash distribution), the January 2014 secondary offering, and the effects of this offering as if they had occurred on December 31, 2013.

We have also provided supplemental unaudited pro forma consolidated statements of operations for the year ended December 31, 2013, and a supplemental unaudited pro forma consolidated balance sheet as of December 31, 2013. In addition to the pro forma adjustments outlined above, such supplemental unaudited pro forma information is provided to give effect to an exchange of all the remaining PBF LLC Series A Units for shares of our Class A common stock concurrent with the offering. The supplemental unaudited pro forma financial information is presented for illustrative purposes only as future exchanges of PBF LLC Series A Units for shares of our Class A common stock are dependent on numerous factors outside of our control and such future exchanges are not directly attributable to this offering.

The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

The pro forma adjustments as of and for the year ended December 31, 2013 principally give effect to:

•	the consummation of the June 2013 and January 2014 secondary offerings and this offering and the associated impact on deferred income taxes, income tax expense, the net income attributable to PBF Energy and the noncontrolling interest, and the effects of the tax receivable agreement. See “Certain Relationships and Related Transactions—IPO Related Agreements—Tax Receivable Agreement in our 2013 Proxy Statement”; and

•	aggregate distributions of $29.1 million made subsequent to December 31, 2013 by PBF Holding to PBF LLC, which in turn distributed $16.4 million to PBF Energy (which was used to pay its previously declared cash dividend of $0.30 per share of Class A common stock) and $12.7 million to its other members (an equivalent $0.30 per unit cash distribution).

The pro forma financial information gives effect to (i) the issuance of the 15,000,000 shares of our Class A common stock to the selling stockholders upon exchange of an equivalent number of PBF LLC Series A Units, (ii) an assumed offering price of $27.18 per share (the closing price on March 18, 2014), (iii) the increase in PBF Energy’s ownership of PBF LLC from 56.4% to 71.9%, and (iv) an increase in our estimated undiscounted future liability under the tax receivable agreement of $265.1 million, resulting increases in our net deferred tax asset balances of $214.2 million and estimates of future realizability, and re-calculation of our estimated effective income tax rate.

The estimates and assumptions used in preparation of the pro forma financial information may be materially different from our actual experience in connection with this offering by the selling stockholders.

The unaudited pro forma consolidated balance sheet and statements of operations and supplemental unaudited consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “Prospectus Supplement Summary—Our Corporate History and Structure,” “Use of Proceeds” and “Capitalization” in this prospectus supplement and “Item 6. Selected Financial Data,” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” and our historical consolidated financial statements and related notes thereto in our 2013 Form 10-K.

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2013

	Actual	Pro Forma Adjustments		Pro Forma Adjustments related to this offering		Pro Forma
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$76,970	$(29,065)	(a)	$—		$47,905
Accounts receivable	596,647	—		—		596,647
Inventories	1,445,517	—		—		1,445,517
Deferred tax asset	25,529	5,487	(b)	6,293	(e)	37,309
Prepaid expenses and other current assets	55,843	—		—		55,843

Total current assets	2,200,506	(23,578)		6,293		2,183,221
Property, plant and equipment, net	1,781,589	—		—		1,781,589
Deferred tax asset	169,234	112,415	(b)	89,967	(e)	371,616
Deferred charges and other assets, net	262,479	—		—		262,479

Total assets	$4,413,808	$88,837		$96,260		$4,598,905

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$402,293	$—		$—		$402,293
Accrued expenses	1,209,881	—		—		1,209,881
Payable to related parties pursuant to tax receivable agreement	12,541	—		—		12,541
Current portion of long-term debt	12,029	—		—		12,029
Deferred revenue	7,766	—		—		7,766

Total current liabilities	1,644,510	—		—		1,644,510
Delaware Economic Development Authority loan	12,000	—		—		12,000
Long-term debt	723,547	—		—		723,547
Payable to related parties pursuant to tax receivable agreement	274,775	140,454	(b)	124,675	(e)	539,904
Other long-term liabilities	43,720	—		—		43,720

Total liabilities	2,698,552	140,454		124,675		2,963,681
Commitments and contingencies
Equity:
Class A common stock	40	15	(c)	15	(f)	70
Class B common stock	—	—		—		—
Preferred stock	—	—		—		—
Additional paid-in capital	657,499	272,727	(c)	265,409	(f)	1,195,635
Retained earnings (accumulated deficit)	3,579	(16,401)	(a)	—		(12,822)
Accumulated other comprehensive loss	(6,988)	—		—		(6,988)

Total PBF Energy Inc. equity	654,130	256,341		265,424		1,175,895
Noncontrolling interest	1,061,126	(307,958)	(d)	(293,839)	(g)	459,329

Total Equity	1,715,256	(51,617)		(28,415)		1,635,224

Total Liabilities and Equity	$4,413,808	$88,837		$96,260		$4,598,905

Supplemental Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2013

	Actual	Pro Forma Adjustments		Pro Forma Adjustments related to this offering		Pro Forma
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$76,970	$(29,065)	(a)	$—		$47,905
Accounts receivable	596,647	—		—		596,647
Inventories	1,445,517	—		—		1,445,517
Deferred tax asset	25,529	5,487	(b)	21,078	(h)	52,094
Prepaid expenses and other current assets	55,843	—		—		55,843

Total current assets	2,200,506	(23,578)		21,078		2,198,006
Property, plant and equipment, net	1,781,589	—		—		1,781,589
Deferred tax asset	169,234	112,415	(b)	297,078	(h)	578,727
Deferred charges and other assets, net	262,479	—		—		262,479

Total assets	$4,413,808	$88,837		$318,156		$4,820,801

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$402,293	$—		$—		$402,293
Accrued expenses	1,209,881	—		—		1,209,881
Payable to related parties pursuant to tax receivable agreement	12,541	—		—		12,541
Current portion of long-term debt	12,029	—		—		12,029
Deferred revenue	7,766	—		—		7,766

Total current liabilities	1,644,510	—		—		1,644,510
Delaware Economic Development Authority loan	12,000	—		—		12,000
Long-term debt	723,547	—		—		723,547
Payable to related parties pursuant to tax receivable agreement	274,775	140,454	(b)	377,496	(h)	792,725
Other long-term liabilities	43,720	—		—		43,720

Total liabilities	2,698,552	140,454		377,496		3,216,502
Commitments and contingencies
Equity:
Class A common stock	40	15	(c)	42	(i)	97
Class B common stock	—	—		—		—
Preferred stock	—	—		—		—
Additional paid-in capital	657,499	272,727	(c)	693,786	(i)	1,624,012
Retained earnings (accumulated deficit)	3,579	(16,401)	(a)	—		(12,822)
Accumulated other comprehensive loss	(6,988)	—		—		(6,988)

Total PBF Energy Inc. equity	654,130	256,341		693,828		1,604,299
Noncontrolling interest	1,061,126	(307,958)	(d)	(753,168)	(i)	—

Total Equity	1,715,256	(51,617)		(59,340)		1,604,299

Total Liabilities and Equity	$4,413,808	$88,837		$318,156		$4,820,801

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AND SUPPLEMENTAL UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a)	Reflects the net effect on cash and cash equivalents, retained earnings and noncontrolling interests of the payment of aggregate distributions of $29.1 million made subsequent to December 31, 2013 by PBF Holding to PBF LLC, which in turn distributed $16.4 million to PBF Energy (which was used to pay its previously declared cash dividend of $0.30 per share of Class A common stock) and $12.7 million to its other members (an equivalent $0.30 per unit cash distribution). The effects of these distributions and dividends would decrease cash and cash equivalents by $29.1 million, decrease retained earnings by $16.4 million and decrease noncontrolling interest by $12.7 million.

(b)	Reflects adjustments for January 2014 secondary offering to give effect to impacts related to the tax receivable agreement (as described in “Certain Relationships and Related Transactions—IPO Related Agreements—Tax Receivable Agreement” in our 2013 Proxy Statement) based on the following assumptions:

•	we recorded a net increase of $5.5 million in current deferred tax assets for estimated current income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 40.2% (which includes a provision for U.S. federal, state, and local income taxes), and the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax basis;

•	we recorded a net increase of $112.4 million in non-current deferred tax assets reflecting the estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 40.2% (which includes a provision for U.S. federal, state, and local income taxes) and the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases;

•	we recorded $140.5 million as an increase to the liability under the tax receivable agreement, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement;

•	we recorded a decrease of $22.6 million to additional paid-in-capital, which is an amount equal to the difference between the net increase in deferred tax assets and the increase in the liability due to the holders of PBF LLC Series A Units and PBF LLC Series B Units under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(c)	Represents adjustments to equity reflecting (i) par value for Class A common stock to be outstanding following this offering, (ii) a decrease of $22.6 million of additional paid-in-capital due to the deferred tax asset, tax receivable agreement and deferred tax liabilities as described in footnote (b) above, and (iii) an increase of $295.3 million of additional paid-in-capital to allocate a portion of PBF Energy’s equity from the noncontrolling interest.

(d)	Represents adjustments to equity noncontrolling interest reflecting (i) following the January 2014 secondary offering, the noncontrolling interest, based on the assumptions to the pro forma information, was 43.6%. Pro forma noncontrolling interest represented 41.7% of the pro forma equity of PBF LLC of $1.7 billion, which differs from the pro forma equity of PBF Energy as the former is not affected by the adjustments related to the tax receivable agreement described in footnote (b), (ii) the effects of distributions and dividends paid subsequent to December 31, 2013 which would decrease noncontrolling interest by $12.7 million.

(e)	Reflects adjustments for this offering to give effect to impacts related to the tax receivable agreement (as described in “Certain Relationships and Related Transactions—IPO Related Agreements—Tax Receivable Agreement” in our 2013 Proxy Statement) based on the following assumptions:

•	we will record a net increase of $6.3 million in current deferred tax assets for estimated current income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 40.2% (which includes a provision for U.S. federal, state, and local income taxes), and the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax basis;

•	we will record a net increase of $90.0 million in non-current deferred tax assets reflecting the estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 40.2% (which includes a provision for U.S. federal, state, and local income taxes) and the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases;

•	we will record $124.7 million as an increase to the liability under the tax receivable agreement, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement;

•	we will record a decrease of $28.4 million to additional paid-in-capital, which is an amount equal to the difference between the net increase in deferred tax assets and the increase in the liability due to the holders of PBF LLC Series A Units and PBF LLC Series B Units under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(f)	Represents adjustments to equity for this offering reflecting (i) par value for Class A common stock to be outstanding following this offering, (ii) a decrease of $28.4 million of additional paid-in-capital due to the deferred tax asset, tax receivable agreement and deferred tax liabilities as described in footnote (b) above, and (iii) an increase of $293.8 million of additional paid-in-capital to allocate a portion of PBF Energy’s equity from the noncontrolling interest.

(g)	Immediately following this offering, the noncontrolling interest, based on the assumptions to the pro forma information, will be 28.1%. Pro forma noncontrolling interest represents 26.2% of the pro forma equity of PBF LLC of $1.8 billion, which differs from the pro forma equity of PBF Energy as the former is not affected by the adjustments related to the tax receivable agreement described in footnote (b).

(h)	Future exchanges of PBF LLC Series A Units for our Class A common stock, or purchases of PBF LLC Series A Units by us, could result in changes to our deferred tax asset, deferred tax liabilities and amounts owed under our tax receivable agreement. These adjustments give effect to the tax receivable agreement (as described in “Certain Relationships and Related Transactions—IPO Related Agreements—Tax Receivable Agreement” in our 2013 Proxy Statement) assuming all of the PBF LLC Series A Units are sold to us or exchanged for our Class A common stock concurrent with the offering. These adjustments do not reflect the effects of this offering and are provided for illustrative purposes only. These adjustments are based on the following assumptions:

•	we will record a net increase of $21.1 million in current deferred tax assets for estimated current income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 40.2% (which includes a provision for U.S. federal, state, and local income taxes) and the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases;

•	we will record a net increase of $297.1 million in non-current deferred tax assets reflecting the estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective tax rate of 40.2% (which includes a provision for U.S. federal, state, and local income taxes) and the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases;

•	we will record $377.5 million as an increase to the liability under the tax receivable agreement, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement;

•	we will record a decrease of $59.3 million to additional paid-in-capital, which is an amount equal to the difference between the increase in deferred tax assets and liabilities and the increase in the liability due to the holders of PBF LLC Series A Units and PBF LLC Series B Units under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(i)	Represents adjustments to equity assuming all of the PBF LLC Series A Units are sold to us or exchanged for our Class A common stock concurrent with the offering. The adjustments do not reflect this offering and are provided for illustrative purposes only. The adjustments to equity reflect (i) par value for Class A common stock to be outstanding following this offering; (ii) a decrease of $59.3 million in additional paid-in-capital due to the deferred tax asset, tax receivable agreement and deferred tax liabilities as described in footnote (e) above and (iii) elimination of the noncontrolling interest.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended

December 31, 2013

	Actual	Pro Forma Adjustments(j)		Pro Forma Adjustments for this offering(k)		Pro Forma
	(in thousands)
Revenues	$19,151,455	$—		$—		$19,151,455

Costs and expenses:
Cost of sales, excluding depreciation	17,803,314	—		—		17,803,314
Operating expenses, excluding depreciation	812,652	—		—		812,652
General and administrative expenses	104,334	—		—		104,334
Gain on sale of assets	(183)	—		—		(183)
Depreciation and amortization expense	111,479	—		—		111,479

	18,831,596	—		—		18,831,596

Income from operations	319,859	—		—		319,859

Other Income (expense)
Change in fair value of catalyst lease obligation	4,691	—		—		4,691
Interest expense, net	(93,784)	—		—		(93,784)

Income before income taxes	230,766	—		—		230,766
Income tax expense	(16,681)	(28,252)	(l)	(14,892)	(l)	(59,825)

Net income (loss)	214,085	(28,252)		(14,892)		170,941
Less—net income (loss) attributable to noncontrolling interest	174,545	(70,279)	(m)	(37,046)	(m)	67,220

Net income attributable to PBF Energy Inc.	$39,540	$42,027		$22,154		$103,721

Weighted Average Shares of Class A Common Stock Outstanding(n)
Basic	32,488,369	22,079,178		15,000,000		69,567,547
Diluted	33,061,081	22,079,178		15,000,000		70,140,259
Net Income available to Class A common stock per share(n)
Basic	$1.22					$1.49
Diluted	$1.20					$1.48

Supplemental Unaudited Pro Forma Condensed Consolidated

Statement of Operations For the Year Ended

December 31, 2013

	Actual	Pro Forma Adjustments(j)		Pro Forma Adjustments for this offering(o)		Pro Forma
	(in thousands)
Revenues	$19,151,455	$—		$—		$19,151,455

Costs and expenses:
Cost of sales, excluding depreciation	17,803,314	—		—		17,803,314
Operating expenses, excluding depreciation	812,652	—		—		812,652
General and administrative expenses	104,334	—		—		104,334
Gain on sale of assets	(183)	—		—		(183)
Depreciation and amortization expense	111,479	—		—		111,479

	18,831,596	—		—		18,831,596

Income from operations	319,859	—		—		319,859

Other Income (expense)
Change in fair value of catalyst lease obligation	4,691	—		—		4,691
Interest expense, net	(93,784)	—		—		(93,784)

Income before income taxes	230,766	—		—		230,766
Income tax expense	(16,681)	(28,252)	(l)	(41,915)	(l)	(86,848)

Net income (loss)	214,085	(28,252)		(41,915)		143,918
Less—net income (loss) attributable to noncontrolling interest	174,545	(70,279)	(m)	(104,266)	(m)	—

Net income attributable to PBF Energy Inc.	$39,540	$42,027		$62,351		$143,918

Weighted Average Shares of Class A Common Stock Outstanding(p)
Basic	32,488,369	22,079,178		42,084,867		96,652,414
Diluted	33,061,081	22,079,178		42,084,867		97,225,126
Net Income available to Class A common stock per share(p)
Basic	$1.22					$1.49
Diluted	$1.20					$1.48

NOTES TO THE UNAUDITED PRO FORMA

CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL UNAUDITED PRO FORMA

CONSOLIDATED STATEMENTS OF OPERATIONS

(j)	These pro forma adjustments give effect to the June 2013 and January 2014 secondary offerings.

(k)	These pro forma adjustments give effect to this offering.

(l)	Represents an adjustment to our provision for income taxes at an effective tax rate of 40.2% for 2013 to reflect the change in our share of allocable taxable income of PBF LLC.

(m)	Represents the change in the net income attributable to noncontrolling interest.

(n)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share.

(o)	These pro forma adjustments assume the exchange of all the remaining PBF LLC Series A Units for shares of our Class A common stock concurrent with the offering. The supplemental pro forma adjustments are presented for illustrative purposes only as such future exchanges are not directly attributable to this offering and do not necessarily reflect the actual amount of exchanges that may occur subsequent to the offering.

(p)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share. The pro forma weighted average shares outstanding and net income available per share give effect to the exchange of all of the remaining PBF LLC Series A Units for shares of our Class A common stock concurrent with the offering. The supplemental pro forma adjustments are presented for illustrative purposes only as such future exchanges are not directly attributable to the offering transaction and do not necessarily reflect the actual amount of exchanges that may occur subsequent to the offering.

SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our Class A common stock as of the date of this prospectus supplement by the selling stockholders.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. As of March 18, 2014, there were 54,669,515 shares of our Class A common stock outstanding. The number of shares of our Class A common stock and percentage of beneficial ownership after the offering set forth below are based on shares of our Class A common stock and of PBF LLC Series A Units outstanding immediately after the offering.

	Class A Common Stock Beneficially Owned Prior to Offering(1)			Class A Common Stock Being Offered	Class A Common Stock Beneficially Owned After Offering (1)
Name	Number	%	Combined Voting Power(2)		Number	%	Combined Voting Power(2)
First Reserve(3)(4)	36,804,653	40.2%	38.0%	15,000,000(5)	21,804,653	23.8%	22.5%

*	Represents less than 1%.
(1)	Subject to the terms of the exchange agreement, PBF LLC Series A Units are exchangeable at any time and from time to time for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. The holders of PBF LLC Series B Units, which include certain executive officers of PBF Energy, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A common stock issuable upon exchange of the PBF LLC Series A Units. Each holder of PBF LLC Series A Units also holds one share of our Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to our stockholders that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As a holder exchanges PBF LLC Series A Units for shares of our Class A common stock pursuant to the exchange agreement, the voting power afforded to the holder by its share of Class B common stock will be automatically and correspondingly reduced. See “Certain Relationships and Related Transactions—IPO Related Agreements” in our 2013 Proxy Statement and “Description of Capital Stock” in the accompanying prospectus.
(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of PBF Energy voting together as a single class (voting power for this purpose is based solely on securities issued and outstanding that such person has or shares the power to vote or direct the voting thereof, and specifically excludes any securities such person has the right to acquire within 60 days). Each holder of Class B common stock is entitled, without regard to the number of shares of Class B common stock held by it, to one vote for each PBF LLC Series A Unit held by it. See “Description of Capital Stock—Class B Common Stock” in the accompanying prospectus.
(3)	First Reserve is selling all of the shares of Class A common stock being sold in this offering. Class A common stock beneficially owned prior to this offering consists entirely of 18,402,326.50 PBF LLC Series A Units held by each of Blackstone and First Reserve. Blackstone and First Reserve are party to the stockholders’ agreement. Given the terms of the stockholders’ agreement, each of Blackstone and First Reserve and certain of their respective affiliates may be deemed to be a member of a group that may be deemed to beneficially own the shares of our Class A common stock held by the other.
(4)	Owned collectively by FR PBF Holdings LLC (“Holdings”), and FR PBF Holdings II LLC (“Holdings II” and, together with Holdings, the “First Reserve Vehicles”), which in turn are wholly owned and managed by FR XII PBF Holdings LLC, which in turn is collectively owned and managed by FR XII PBF AIV, L.P. (“FR XII”) and FR XII-A PBF AIV, L.P. (“FR XII-A”). The First Reserve Vehicles beneficially own (i) 4,549,059.66 PBF LLC Series A Units, which are held by Holdings and (ii) 13,853,266.84 PBF LLC Series A Units, which are held by Holdings II. FR XII and FR XII-A are managed by First Reserve GP XII, L.P. which, in turn, is managed by First Reserve GP XII Limited. The address of FR PBF Holdings LLC and First Reserve is c/o First Reserve Management, L.P., One Lafayette Place, Greenwich, Connecticut 06830.

(5)	The holders of PBF LLC Series B Units, which include certain executive officers of PBF Energy, have an interest in certain of the shares of Class A common stock being sold by First Reserve in this offering. See “Certain Relationships and Related Transactions—IPO Related Agreements—PBF LLC Series B Units” in our 2013 Proxy Statement.

The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of our Class A common stock in connection with this offering. We will not receive any of the proceeds from the sale of our Class A common stock by the selling stockholders but will bear our costs associated with this registration statement in accordance with the terms of the registration rights agreement.

Interest of the Holders of PBF LLC Series B Units in this Offering

Each of our financial sponsors, Blackstone and First Reserve, has received the full return of the aggregate amount invested for such holder’s PBF LLC Series A Units. As a result, pursuant to the amended and restated limited liability company agreement of PBF LLC, the holders of PBF LLC Series B Units are entitled to an interest in the shares of our Class A common stock issuable to First Reserve pursuant to the exchange notice described under “Prospectus Summary—Our Corporate History and Structure,” and the proceeds from the sale of such shares will be shared by First Reserve with the holders of the PBF LLC Series B Units in accordance with the sharing percentages described in our proxy statement. See “Certain Relationships and Related Transactions—IPO Related Agreements—PBF LLC Series B Units” in our 2013 Proxy Statement.

The following number of shares of Class A common stock being sold by First Reserve in this offering are being sold for the benefit of the holders of PBF LLC Series B Units (based on an assumed public offering price of $27.18 per share, the closing price of our Class A common stock on the NYSE on March 18, 2014):

Name	Shares
Thomas D. O’Malley	513,049
Executive Chairman of the Board of Directors
Thomas J. Nimbley	234,482
Chief Executive Officer
Matthew C. Lucey	87,951
Senior Vice President, Chief Financial Officer
Michael D. Gayda	234,482
President
Donald F. Lucey	234,537
Former Executive Vice President, Chief Commercial Officer
Other officers as a group (2 persons)	161,252

In addition to the receipt of the net proceeds from the sale of the shares set forth above, it is expected that each of the holders of PBF LLC Series B Units will be entitled in the future to certain payments under our tax receivable agreement as a result of the exchange in connection with this offering.

For further information regarding the beneficial ownership of our Class A common stock and a description of the other material relationships between us and the selling stockholders, see the information set forth under “Security Ownership of Certain Beneficial Owners,” “Security Ownership of Management and Directors” and “Certain Relationships and Related Transactions” in our 2013 Proxy Statement.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of shares of our Class A common stock, including shares issued upon exchange of PBF LLC Series A Units, in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities or equity-related securities.

As of March 18, 2014, we have a total of 54,669,515 shares of our Class A common stock outstanding and after giving effect to this offering, we will have a total of 69,669,515 shares of our Class A common stock outstanding. All of the 54,517,686 shares of our Class A common stock sold in our prior public offerings and all of the shares of our Class A common stock to be sold as contemplated in this prospectus supplement will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, and shares subject to the lock-up agreements described below.

Upon consummation of this offering, 27,214,051 PBF LLC Series A Units will be outstanding, all of which will be exchangeable for shares of our Class A common stock pursuant to the terms of the exchange agreement on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by our financial sponsors upon the sale of the shares of our Class A common stock received by them upon such exchange. The shares of Class A common stock we issue upon such exchange will be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we are party to a registration rights agreement with the other members of PBF LLC that requires us to register the resale of the shares of Class A common stock issuable to them upon exchange of all of the PBF LLC Series A Units held by them. We currently have an effective shelf registration statement covering the resale of up to 6,310,055 shares of our Class A common stock issued or issuable to certain holders of PBF LLC Series A Units (other than Blackstone and First Reserve), which shares may be sold from time to time in the public markets, subject to the lock-up agreements described below. Our shares also may be sold under Rule 144 under the Securities Act depending on the holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. See “—Lock-up Agreements” and “—Registration Rights Agreement” below and “Certain Relationships and Related Transactions—IPO Related Agreements—Registration Rights Agreement” in our 2013 Proxy Statement.

Our certificate of incorporation authorizes us to issue additional shares of our Class A common stock and options, rights, warrants and appreciation rights relating to our Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of our Class A common stock. See “Description of Capital Stock” in the accompanying prospectus. Similarly, the limited liability company agreement of PBF LLC permits PBF LLC to issue an unlimited number of additional limited liability company interests of PBF LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the PBF LLC Series A Units and PBF LLC Series C Units, and which may be exchangeable for shares of our Class A common stock.

2012 Equity Incentive Plan

Awards for up to 5,000,000 shares of our Class A Common Stock may be granted under our 2012 Equity Incentive Plan, including awards for 2,009,434 shares currently outstanding. We have an effective registration statement on Form S-8 under the Securities Act to register the shares of our Class A common stock issuable under our equity incentive plan. Accordingly, all of the shares registered under such registration statement are available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus supplement, a person, including any of our “affiliates” who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately 696,695 of the shares outstanding immediately after this offering; and

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an “affiliate,” is entitled to sell its shares freely so long as current public information about us is available and after a one year holding period without complying with the manner of sale, volume limitation or notice provisions of Rule 144. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Sales under Rule 144 are also subject to the lock-up arrangements described below.

Lock-up Agreements

In connection with this offering, we, certain of our executive officers and directors and Blackstone and First Reserve have agreed with the underwriter, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, for up to 30 days after the date of this prospectus supplement (subject to extension in certain circumstances), except with the prior written consent of Citigroup Global Markets Inc. See “Underwriting.” We may, however, grant awards under our equity incentive plans and issue shares of Class A common stock upon the exercise of outstanding options and warrants, and we may issue or sell shares of Class A common stock under certain other circumstances.

Rule 701

Under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement and are not deemed to be an affiliate of ours during the immediately preceding 90 days are eligible to resell those shares 90 days after our initial public offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with the other members of PBF LLC pursuant to which we granted them and their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock delivered in exchange for PBF LLC membership units or otherwise beneficially owned by them. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. We filed the registration statement of which this prospectus supplement forms a part pursuant to our obligations under the registration rights agreement. See “Certain Relationships and Related Transaction—IPO Related Agreements—Registration Rights Agreement” in our 2013 Proxy Statement.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences, as of the date hereof, of the purchase, ownership and sale or exchange of our Class A common stock by a non-U.S. holder. This summary deals only with our Class A common stock that is purchased in this offering and is held as a capital asset by a non-U.S. holder.

Except as modified for United States federal estate tax purposes (as described below), a “non-U.S. holder” means a beneficial owner of our Class A common stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States if one or more United States persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, and has a valid election in effect under applicable United States Treasury regulations to continue to be treated as a United States person.

If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in our Class A common stock, you should consult your own tax advisor.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxation and does not deal with other United States federal taxes (such as gift taxes or the Medicare tax on investment income) or foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. Further, this discussion does not describe all of the United States federal income tax consequences that may be relevant to holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding our common stock as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes (or investors in such entities);

•	United States expatriates or certain long-term residents of the United States;

•	tax-exempt entities;

•	controlled foreign corporations;

•	passive foreign investment companies; or

•	persons subject to the alternative minimum tax.

If you are considering an investment in our Class A common stock, you should consult your own tax advisor concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and sale or exchange of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

The following summary assumes that a non-U.S. holder will structure its ownership of our Class A common stock so as to avoid the withholding taxes that otherwise would be imposed under the legislation described below under “—Additional Withholding Requirements.”

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States are not subject to the withholding tax, provided such non-U.S. holder provides proper documentation, such as an applicable Internal Revenue Service (“IRS”) Form W-8 or an appropriate substitute form. Instead, unless an applicable income tax treaty provides otherwise, such dividends are subject to United States federal income tax on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or a lower applicable income tax treaty rate) of its effectively connected earnings and profits attributable to such dividends, subject to adjustments.

A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty for dividends generally will be required (a) to complete IRS Form W-8BEN (or an appropriate substitute form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale or Exchange of Our Class A Common Stock

Any gain realized on the sale or exchange of our Class A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at some time during the shorter of (a) the five-year period preceding the sale or exchange or (b) the non-U.S. holder’s holding period for our Class A common stock in question (such shorter period, the “Applicable Period”).

Unless an applicable income tax treaty provides otherwise, a non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or exchange in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is a foreign corporation described in the first bullet point immediately above may also be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of its effectively connected earnings and profits attributable to such gain, subject to adjustments.

Unless an applicable income tax treaty provides otherwise, an individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale or exchange, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

Although the matter is not free from doubt, we believe we currently are not a “United States real property holding corporation” for United States federal income tax purposes. The determination of whether we become a “United States real property holding corporation” in the future will depend on the value of our assets treated as “real property” for this purpose relative to the value of all our assets, and such values are subject to fluctuations. If we are or become a “United States real property holding corporation,” so long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who actually or constructively holds or held (at any time during the Applicable Period) more than 5% of our Class A common stock will be subject to United States federal income tax on the sale or exchange of our Class A common stock. Such a non-U.S. holder generally will be subject to tax on any gain in the same manner as a non-U.S. holder whose gain is effectively connected income, except that such gain should not be included in effectively connected earnings and profits for purposes of the branch profits tax.

Federal Estate Tax

Class A common stock held or treated as held by an individual who, at the time of death, is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with dividend payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale or exchange of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s United States federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Legislation was enacted in 2010 that will materially change the requirements for obtaining an exemption from United States federal withholding tax and impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. In general, and depending on the specific facts and circumstances, the failure to comply with certain certification, information reporting and other specified requirements will result in a 30% withholding tax being imposed on “withholdable payments” to such institutions and entities, including payments of dividends and proceeds from the sale or exchange of our Class A common stock. The legislation generally applies to payments made after December 31, 2012, although current Treasury Regulations provide that withholding obligations with respect to payments of dividends will not begin until July 1, 2014, and that withholding obligations with respect to gross proceeds from the sale or exchange of common stock will not begin until January 1, 2017. Each prospective investor should consult its tax advisor regarding this legislation and the potential implications of this legislation on its investment in our Class A common stock.

UNDERWRITING

Citigroup Global Markets Inc. is acting as the underwriter in connection with this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriter has agreed to purchase, and the selling stockholders have agreed to sell, 15,000,000 shares of Class A common stock.

The underwriter is offering the shares of Class A common stock subject to its acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares of Class A common stock offered by this prospectus supplement is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of Class A common stock offered by this prospectus supplement if any such shares are taken.

The underwriter proposes to offer the shares of Class A common stock offered hereby from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt of acceptance by it and subject to its right to reject any order in whole or in part. The underwriter may effect such transactions by selling the shares to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares for whom they may act as agents or to whom they may sell as principal. The difference between the price at which the underwriter purchases shares and the price at which the underwriter resells such shares may be deemed underwriting compensation.

The offering expenses payable by us are approximately $0.8 million which includes legal, accounting and printing costs and various other fees associated with the registration of the Class A common stock to be sold pursuant to this prospectus supplement.

The underwriter has informed the selling stockholders that it does not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by it.

Our Class A common stock is listed on The New York Stock Exchange under the symbol “PBF”.

We, certain of our directors and executive officers and Blackstone and First Reserve have agreed that, without the prior written consent of Citigroup Global Markets Inc. we and they will not, during the period ending 30 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we, Blackstone and First Reserve and each such person agrees that, without the prior written consent of Citigroup Global Markets Inc. each such person will not, during the period ending 30 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions in the immediately preceding paragraph do not apply to:

•	the sale of Class A common stock to the underwriter pursuant to the underwriting agreement;

•	the issuance by us of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriter has been advised in writing or are described in this prospectus supplement;

•	the issuance by us, and the receipt by a holder, of equity awards pursuant to employee benefit plans described in the documents incorporated by reference into this prospectus supplement, so long as the recipient signs and delivers a lock-up letter agreement and the Class A common stock underlying such awards do not vest during the restricted period;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A common stock; provided that such plan does not provide for the transfer of Class A common stock during the 30-day restricted period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the 30-day restricted period;

•	our issuance of shares of Class A common stock as consideration for bona fide acquisitions, in an aggregate number of shares not to exceed 10% of the total number of shares of Class A common stock issued and outstanding as of the date of such acquisition agreement, provided that each recipient of these shares of Class A common stock shall be subject to the lock-up restrictions described herein;

•	the filing of one or more registration statements on Form S-8 with respect to the issuance by us of equity awards pursuant to employee benefit plans described in the documents incorporated by reference into this prospectus supplement;

•	the issuance of Class A common stock, and the filing of one or more registration statements with respect to such Class A common stock, pursuant to the exchange agreement described in the documents incorporated by reference into this prospectus supplement so long as any recipient who is an officer, director or a selling stockholder signs and delivers a lock-up letter agreement;

•	transactions by any person other than us relating to Class A common stock or other securities acquired in open market transactions after the closing of the offering of the Class A common stock; provided that no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with subsequent sales of Class A common stock or other securities acquired in such open market transactions;

•	transfers of shares of Class A common stock or any security convertible into or exchangeable or exercisable for Class A common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the holder or to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, (iv) not involving a change in beneficial ownership, or (v) if the undersigned is a trust, to any beneficiary of the holder or to the estate of any such beneficiary;

•

distributions of shares of Class A common stock or any security convertible into or exchangeable or exercisable for Class A common stock to any direct or indirect, current or former partners (general or limited), members or managers of the holder, as applicable, or to the estates of any such partners, members or managers; provided that in the case of any transfer or distribution pursuant to this exception or the prior exception above, (i) each such transferee, donee or distributee shall sign and deliver a lock-up letter agreement and (ii) no filing under Section 16(a) of the Exchange Act (other than a filing on Form 5), reporting a reduction in beneficial ownership of shares of Class A common stock, shall be required or shall be voluntarily made during the restricted period;

•	transfer of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•	any transfer of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock to us or PBF LLC, pursuant to agreements under which we or PBF LLC has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares; or

•	in the event of undue hardship, any transfer of shares after notice to, and with the prior written consent (not to be unreasonably withheld) of Citigroup Global Markets Inc.

We and the selling stockholders have been advised by Citigroup Global Markets Inc. that it has no present intention, and there are no agreements, tacit or explicit, regarding the possible early release of the locked-up shares.

In order to facilitate this offering of the Class A common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriter may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the option to purchase additional securities. The underwriter can close out a covered short sale by exercising the option to purchase additional securities or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional securities. The underwriter may also sell shares in excess of the option to purchase additional securities, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of Class A common stock, the underwriter may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriter may reclaim selling concessions allowed to a dealer for distributing the Class A common stock in this offering, if the underwriter repurchases previously distributed Class A common stock to cover short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriter is not required to engage in these activities and may end any of these activities at any time.

In connection with this offering, the underwriter may engage in passive market making transactions in the Class A common stock on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of Class A common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the Class A common stock. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

The underwriter and its affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, commodities trading (physical and financial), financing and brokerage activities. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. The underwriter and its affiliates have in the past engaged, currently engage and may in the future engage, in transactions with and perform services for, including commercial banking, financial advisory and investment banking services, us and our affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses. From time to time, the underwriter and/or its affiliates may provide investment banking services to us. Affiliates of the underwriter act as lenders and/or agents under, and as consideration therefor received customary fees and expenses in connection with, the ABL Revolving Credit Facility. The underwriter acted as one of the underwriters in connection with our initial public offering, and received fees as a result. The underwriter acted as an initial purchaser, and received fees in connection with, the PBF Holding Senior Secured Notes offering.

We, the selling stockholders and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by the underwriter participating in this offering. The underwriter may allocate a number of shares for sale to its online brokerage account holders. The underwriter may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the issuer or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the FSMA by us;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571,

Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares offered in this prospectus supplement have not been registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus supplement do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (the “Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (the “ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the Company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the Class A common stock for resale in Australia within 12 months of that Class A common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriter by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The combined and consolidated financial statements of PBF Energy Inc. and subsidiaries (combined and consolidated for 2012 and 2011 with PBF Energy Company LLC and subsidiaries), incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of PBF Energy Inc. and subsidiaries’ internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF

CERTAIN DOCUMENTS BY REFERENCE

We have filed a registration statement on Form S-3 with the SEC with respect to the Class A common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are subject to the information and periodic reporting requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy any document we file at the SEC’s public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the

Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at our website at http://www.pbfenergy.com. Information on or accessible through our website does not constitute a part of this prospectus.

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. This prospectus supplement incorporates by reference the documents and reports listed below (other than documents or portions of these documents that are deemed to have been furnished and not filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 21, 2014;

•	Our Current Reports on Form 8-K, filed with the SEC on January 6, 2014 (including Exhibit 99.1 thereto), January 8, 2014, February 12, 2014, February 13, 2014 (including Exhibit 99.2 thereto), March 6, 2014 (including Exhibit 99.1 thereto) and March 17, 2014 (including Exhibit 99.1 thereto);

•	The description of our Class A common stock, which is contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 13, 2012; and

•	Our definitive proxy statement on Schedule 14A for our 2013 annual meeting of stockholders, filed with the SEC on March 29, 2013.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)) after the date of this prospectus supplement and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus supplement, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to us at the following address: PBF Energy Inc., One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, Attn: Secretary; or by telephoning us at (973) 455-7500.

Prospectus

Class A Common Stock

We or the selling stockholders may, in one or more offerings, offer and sell Class A common stock of PBF Energy Inc. Our Class A common stock is listed for trading on The New York Stock Exchange under the symbol “PBF.”

We or the selling stockholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of the shares of Class A common stock and the general manner in which we or the selling stockholders will offer the shares of Class A common stock. If necessary, the specific terms of any shares of Class A common stock we or the selling stockholders offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we or the selling stockholders will offer the shares of Class A common stock. The names of any underwriters and the identities of any selling stockholders will be stated in a supplement to this prospectus. Any selling stockholder that is an affiliate of us may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and, as a result, may be deemed to be offering securities, indirectly, on our behalf. We will not receive any of the proceeds from the sale of shares of Class A common stock by any selling stockholder.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 1 of this prospectus and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to buy our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 6, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act. Under the automatic shelf process, we or selling stockholders to be named in a prospectus supplement may offer and sell, from time to time, shares of our Class A common stock. This prospectus provides you with a general description of our Class A common stock that may be offered by us or selling stockholders. Each time we or any selling stockholders sell Class A common stock with this prospectus, we will be required to provide a prospectus supplement containing specific information about the terms on which our Class A common stock is being offered and sold and, if applicable, about the selling stockholders. We may also add, update or change in a prospectus supplement information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information provided in the prospectus supplement.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, including the information incorporated by reference herein as described under “Where You Can Find More Information; Incorporation of Certain Documents by Reference,” and any free writing prospectus that we prepare and distribute.

Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus, the accompanying prospectus supplement or any such free writing prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us or any selling stockholder. We and the selling stockholders may only offer to sell, and seek offers to buy, shares of our Class A common stock in jurisdictions where offers and sales are permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

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WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at our website at http://www.pbfenergy.com. Information on or accessible through our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless we specifically so designate and file with the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 28, 2013;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 filed with the SEC on May 9, 2013, August 8, 2013 and November 7, 2013, respectively;

•	Our current reports on Form 8-K, filed with the SEC on January 2, 2013, February 1, 2013, February 22, 2013, April 15, 2013, May 15, 2013, May 16, 2013 (including Exhibit 99.1 thereto), May 22, 2013 (including Exhibit 99.1 thereto), June 11, 2013 (including Exhibit 99.1 thereto), July 1, 2013, September 12, 2013 (including Exhibit 99.1 thereto) and January 6, 2014 (including Exhibit 99.1 thereto);

•	The description of our Class A common stock, which is contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 13, 2012; and

•	Our definitive proxy statement on Schedule 14A for our 2013 annual meeting of stockholders, filed with the SEC on March 29, 2013.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)) after the date of this prospectus. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to us at the following address: PBF Energy Inc., One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, Attn: Secretary, or telephoning us at (973) 455-7500.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make in this prospectus or the documents incorporated herein by reference relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends and the information referred to under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in this prospectus and/or the documents incorporated by reference into this prospectus are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and/or the documents incorporated by reference into this prospectus. All such forward-looking statements and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	supply, demand, prices and other market conditions for our products;

•	the effects of competition in our markets;

•	changes in currency exchange rates, interest rates and capital costs;

•	adverse developments in our relationship with both our key employees and unionized employees;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) and generate earnings and cash flow;

•	our substantial indebtedness;

•	our supply and inventory intermediation arrangements expose us to counterparty credit and performance risk;

•	termination of our inventory intermediation agreements with J. Aron could have a material adverse effect on our liquidity, as we would be required to finance our refined products inventory covered by the agreements. Additionally, we are obligated to repurchase from J. Aron all volumes of products located at the Paulsboro and Delaware City refineries’ storage tanks upon termination of these agreements;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•	payments to the holders of PBF LLC Series A Units and PBF LLC Series B Units under our tax receivable agreement for certain tax benefits we may claim;

•	our assumptions regarding payments arising under the tax receivable agreement and other arrangements relating to our organizational structure are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of our Class A common stock as contemplated by the tax receivable agreement, the price of our Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income;

•	our expectations and timing with respect to our acquisition activity and whether any acquisitions are accretive or dilutive to shareholders;

•	our expectations with respect to our capital improvement projects including the development and expansion of our Delaware City crude unloading facility and status of an air permit to transfer crude to Paulsboro;

•	the impact of disruptions to crude or feedstock supply to any of our refineries, including disruptions due to problems with third party logistics infrastructure;

•	the possibility that we might reduce or not make further dividend payments;

•	the impact of current and future laws, rulings and governmental regulations, including any change by the federal government in the restrictions on exporting U.S. crude oil;

•	adverse impacts from changes in our regulatory environment or actions taken by environmental interest groups;

•	the costs of being a public company, including Sarbanes-Oxley Act of 2002 compliance;

•	any decisions we make with respect to our energy-related logistical assets that could qualify for an MLP structure, including future opportunities that we may determine present greater potential value to stockholders than the planned MLP initial public offering;

•	the timing and structure of the planned MLP initial public offering may change;

•	unanticipated developments may delay or negatively impact the planned MLP initial public offering;

•	receipt of regulatory approvals and compliance with contractual obligations required in connection with the planned MLP initial public offering;

•	the impact of the planned MLP initial public offering on our relationships with our employees, customers and vendors and our credit rating and cost of funds; and

•	the possibility that the interests of our financial sponsors (funds affiliated with The Blackstone Group L.P., or Blackstone, and First Reserve Management, L.P., or First Reserve) will conflict with ours.

Our forward-looking statements also include estimates of the total amount of payments, including annual payments, under our tax receivable agreement. These estimates are based on assumptions that are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of our Class A common stock as contemplated by the tax receivable agreement, the price of our Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income.

When we or any selling stockholders offer and sell securities pursuant to a prospectus supplement, we may include information about the impact of prior or future exchanges of PBF LLC Series A Units for shares of our Class A common stock and related transactions as unaudited pro forma consolidated financial information in the applicable prospectus supplement, a post-effective amendment or in other filings we make with the SEC under the Exchange Act which are incorporated by reference into this prospectus. Any such pro forma financial information might give effect to (i) the issuance of the shares of our Class A common stock upon exchange of an equivalent number of PBF LLC Series A Units, (ii) the anticipated public offering price, (iii) the increase in our ownership of PBF LLC, and (iv) any changes in our estimated undiscounted future liability under our tax receivable agreement, resulting changes in our net deferred tax asset balance and estimates of future realizability, and re-calculation of our estimated effective income tax rate. See “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in such forward-looking statements may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements in this prospectus or the documents incorporated herein by reference speak only as of the date on which they are made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

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THE COMPANY

In this prospectus, unless the context otherwise requires, references to the “Company,” “we,” “our,” “us” or “PBF” refer to PBF Energy Inc., or PBF Energy, and, in each case, unless the context otherwise requires, its consolidated subsidiaries, including PBF Energy Company LLC, or PBF LLC, PBF Holding Company LLC, PBF Investments LLC, Toledo Refining Company LLC, Paulsboro Refining Company LLC, or Paulsboro Refining, Delaware City Refining Company LLC and PBF Logistics L.P.

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast and Midwest of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate three domestic oil refineries and related assets, which we acquired in 2010 and 2011.

We are a holding company and our primary asset is an equity interest in PBF LLC. We are the sole managing member of PBF LLC and operate and control all of the business and affairs and consolidate the financial results of PBF LLC and its subsidiaries. PBF LLC is a holding company for the companies that directly or indirectly own and operate our business.

We are a Delaware corporation incorporated on November 7, 2011 with our principal executive offices located at One Sylvan Way, Second Floor, Parsippany, NJ 07054 and our telephone number is (973) 455-7500. Our website address is http://www.pbfenergy.com. The information contained on our website or that is or becomes accessible through our website neither constitutes part of this prospectus nor is incorporated by reference into this prospectus.

RISK FACTORS

You should consider the specific risks described in our most recent Annual Report on Form 10-K filed with the SEC, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. See “Where You Can Find More Information; Incorporation of Certain Documents by Reference.” Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. The risks and uncertainties are not limited to those set forth in the risk factors described in these documents. Additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the risk factors incorporated by reference herein may also adversely affect our business. When we or any selling stockholders offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the applicable prospectus supplement. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from any primary sale of securities covered by this prospectus for general corporate purposes, which may include repayment of indebtedness, acquisitions, capital expenditures and additions to working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and, if necessary, will be described in a prospectus supplement.

We will not receive any of the proceeds from any sale of securities by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. For more information on how you can obtain our amended and restated certificate of incorporation and our amended and restated bylaws, see “Where You Can Find More Information; Incorporation of Certain Documents by Reference.” We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws in their entirety.

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 shares of our Class A common stock, par value $0.001 per share, 1,000,000 shares of Class B common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights. Holders of shares of our Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of our Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of Class B common stock are entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each PBF LLC Series A Unit beneficially owned by such holder. Accordingly, the members of PBF LLC other than PBF Energy collectively have a number of votes in PBF Energy that is equal to the aggregate number of PBF LLC Series A Units that they hold. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of PBF Energy.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company, or upon any distribution of assets of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

•	the voting rights, if any, of the holders of the series; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock is listed on the NYSE, require stockholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Class A common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of our Class A common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No Cumulative Voting

The Delaware General Corporation Law, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer or the board of directors or Blackstone and First Reserve, for so long as Blackstone or First Reserve, in its individual capacity as the party calling the meeting, continues to beneficially own at least 25% of the total voting power of all the then outstanding shares of our capital stock.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent after the date on which Blackstone and First Reserve collectively cease to beneficially own at least a majority in voting power of all shares entitled to vote generally in the election of our directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors (or a committee of the board of directors), or Blackstone or First Reserve so long as certain ownership thresholds are met in accordance with the terms of our certificate of incorporation and bylaws. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Removal of Directors; Vacancies

Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors (but subject to the terms of the stockholders agreement). In addition, our bylaws provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (but subject to the terms of the stockholders agreement).

Delaware Anti-takeover Statute

We have opted out of Section 203 of the DGCL. However, in the event that Blackstone and First Reserve collectively cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL.

Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Supermajority Provisions

Our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation and requires a 75% supermajority vote for the stockholders to amend any provision of our bylaws after the date Blackstone and First Reserve collectively cease to beneficially own a majority of all of the outstanding shares of our capital stock entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we have agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the certificate of incorporation, the DGCL, or by any amendment(s) thereto.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity

Neither Blackstone nor First Reserve have any obligation to offer us an opportunity to participate in business opportunities presented to Blackstone or First Reserve even if the opportunity is one that we might reasonably have pursued, and neither Blackstone or First Reserve will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is our director or officer, such business opportunity is expressly offered to such director or officer solely in his or her capacity as our officer or director. Stockholders are deemed to have notice of and consented to this provision of our certificate of incorporation.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty; (c) any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. However, several lawsuits involving other companies are currently pending challenging the validity of choice of forum provisions in certificates of incorporation, and it is possible that a court could rule that such provision is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

New York Stock Exchange Listing

Our Class A common stock is traded on the NYSE under the symbol “PBF.”

SELLING STOCKHOLDERS

Information about selling stockholders, including their identities and the Class A common stock to be registered on their behalf, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus. The selling stockholders may include certain of our affiliates.

PLAN OF DISTRIBUTION

The securities offered pursuant to this prospectus and any accompanying prospectus supplement, if required, may be sold by us or any of the selling stockholders in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters or brokers-dealers; or

•	through a combination of any of these methods of sale.

We will prepare a prospectus supplement, if required, for each primary offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by them (if any), the purchase price of the securities and the proceeds to us from the sale, any delayed delivery arrangements, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents. We may prepare prospectus supplements for secondary offerings by selling stockholders to disclose similar information.

In addition, we or the selling stockholders may use any one or more of the following methods when selling securities:

•	underwritten transactions;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such securities at a stipulated price per share;

•	a block trade (which may involve crosses) in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	short sales and delivery of shares of Class A common stock to close out short positions;

•	sales by broker-dealers of shares of Class A common stock that are loaned or pledged to such broker-dealers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than under this prospectus.

We or the selling stockholders may distribute the securities covered by this prospectus from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to market prices; or

•	negotiated prices.

We or the selling stockholders may change the price of the securities offered from time to time.

We, the selling stockholders, or agents designated by us or them, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name any agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the applicable prospectus supplement, if required. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we or the selling stockholders utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we or the selling stockholders will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the applicable prospectus supplement, if required, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may also be our or any of the selling stockholder’s customers or may engage in transactions with or perform services for us or any of the selling stockholders in the ordinary course of business.

If we or the selling stockholders utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we or the selling stockholders will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. The dealers may also be our or any of the selling stockholder’s customers or may engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business.

Offers to purchase securities may be solicited directly by us or the selling stockholders and the sale thereof may be made by us or the selling stockholders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement, if required, relating thereto. We may use electronic media, including the Internet, to sell offered securities directly.

We may offer our shares of Class A common stock into an existing trading market on the terms described in a prospectus supplement relating thereto. Underwriters, dealers and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

We and/or the selling stockholders may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

A prospectus and accompanying prospectus supplement, if required, in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker dealer will not exceed 8% of the gross proceeds from the sale of the securities offered pursuant to this prospectus and any applicable prospectus supplement, if required.

In connection with sales of the shares of Class A common stock under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the shares of Class A common stock in the course of hedging the positions they assume. The selling stockholders also may sell shares of Class A common stock short and deliver them to close out the short positions or loan or pledge the shares of Class A common stock to broker-dealers that in turn may sell them.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of Class A common stock owned by them and, if any selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus after we have filed a supplement to this prospectus if required by law.

The selling stockholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of Class A common stock from time to time under this prospectus after we have filed a supplement to this prospectus if required by law, supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters or broker-dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters or broker-dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters or broker-dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other broker-dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York.

EXPERTS

The combined and consolidated financial statements of PBF Energy Inc. and subsidiaries (combined and consolidated with PBF Energy Company LLC and subsidiaries), incorporated in this prospectus by reference from PBF Energy Inc.’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Paulsboro Refining Business as of December 16, 2010 and for the period from January 1, 2010 through December 16, 2010, appearing in PBF Energy Inc’s Annual Report (Form 10-K) for the year ended December 31, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing in PBF Energy Inc’s Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

15,000,000 Shares

PBF ENERGY INC.

Class A Common Stock

Citigroup